Disaffiliation of “CHB Valuemeet 2001 Second SPC” & “CHB Valuemeet 2002 First SPC” from Shinhan Financial Group

On June 30, 2010, “CHB Valuemeet 2001 Second SPC” and “CHB Valuemeet 2002 First SPC” were disaffiliated from Shinhan Financial Group (“SFG”).

“CHB Valuemeet 2001 Second SPC” and “CHB Valuemeet 2002 First SPC” were special purpose companies established and wholly owned by Shinhan Bank, a bank subsidiary of Shinhan Financial Group, to securitize its impaired loan assets.